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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Balaban                             Sigmund                  A.
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   (Last)                            (First)              (Middle)

10 Grecian Street
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                                    (Street)

Parsippany                          New Jersey              07054
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


ARC Wireless Solutions, Inc. (ARCS)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

December 2001
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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     | |  Officer (give title below)           |_|  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock               1/8/01                       A             431         A       $.58(1)                 D
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Common Stock              2/21/01                       A             781         A       $.32(1)                 D
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Common Stock              5/01/01                       A             694         A       $.36(1)                 D
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Common Stock              5/29/01                       A             714         A       $.35(1)                 D
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Common Stock              7/26/01                       A             178         A       $.28(1)                 D
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Common Stock              8/21/01                       A             200         A       $.25(1)                 D
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Common Stock              12/4/01                       A             294         A       $.17(1)   1,419,169     D
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(1) Acquired pursuant to the Issuer's 1997 Stock Option And Compensation Plan in lieu of Mr. Balaban's outside Director's Meeting Fee of $250 per the first four meetings of the Board Of Directors he attended during 2001 and $50 per each subsequent meeting attended during 2001. The amount of shares was determined according to the closing price of the Common Stock on the applicable meeting dates.

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Option:                                                                         Common
Right To Buy   $.15                                           09/8/99  9/8/04   Stock     250,000  0       100,000(2) D
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Option:                                                                         Common
Right To Buy   $.28  7/26/01             A      25,000        7/26/01  7/26/03  Stock     25,000(3) 0      25,000(3)  D
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Explanation of Responses:
(2)  In accordance with the 1997 Stock Option And Compensation Plan, for Mr. Balaban's services as an outside director he previously received a grant of options to purchase 250,000 shares, with 50,000 options becoming exercisable for each the Board Of Directors meetings he attended through May 24, 2000. Mr. Balaban previously exercised options to purchase 150,000 shares.
(3)  In accordance with the 1997 Stock Option And Compensation Plan and the Issuer's revised policies concerning options granted to outside directors, on July 26, 2001, Mr. Balaban received a grant of options to purchase 25,000 shares with a term of two years,
5,000 of which became exercisable upon his attendance at the Board meeting held on that date and 5,000 of which will become exercisable for each Board meeting he subsequently attends.


/s/  Sigmund A. Balaban                                         11/13/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.